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September 4, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Flamel Technologies S.A. Form 20-F Filed April 30, 2014 File No. 000-28508

Dear Mr. Riedler:

Flamel Technologies S.A. acknowledges receipt of the comment letter, dated August 20, 2014 (the “Comment Letter”), with respect to the above-referenced filing. We are currently working to respond to the Comment Letter, however, we have not completed our analysis regarding the materiality of the agreements referenced in the Comment Letter and our ability to file the same as exhibits without the consent of the other parties thereto. As a result, we respectfully request an extension of time to respond to the Comment Letter to not later than September 15, 2014.

Thank you for your consideration of our request for an extension. If you have any questions, please contact the undersigned at (636) 449-1840.

Sincerely,

/s/ Phillandas T. Thompson

Phillandas T. Thompson, Esq.

Senior Vice President and General Counsel

Usine de Pessac : 11, Avenue Gustave Eiffel – 33608 Pessac cedex – Tél. : 33(0)557 26 07 70 – Fax : 33 (0) 556 36 58 91

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